INX Limited

8 Bayside Road

Gibraltar, GX11 1AA, GI

August 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited (the “Company”)

Registration Statement on Form F-1 (File No. 333-233363)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00pm EDT on August 20, 2020, or as soon thereafter as is practicable.

Very truly yours,

INX Limited

By:	/s/ Shy Datika
Name:	Shy Datika
Title:	President